**GLOBECHAT, INC.**

*Unaudited Financial Statements For The Period April 1, 2016 to January 31, 2017*

March 3, 2017



**Independent Accountant's Review Report**

To Management
GlobeChat, Inc.
San Juan Capistrano, CA

I have reviewed the accompanying balance sheet of GlobeChat, Inc. as of January 31, 2017 , and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### *Accountant's Responsibility*

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

### *Accountant's Conclusion*

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 3, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**GLOBECHAT, INC.**
**BALANCE SHEET**
**PERIOD ENDED JANUARY 31, 2017**
_____

**ASSETS**

**CURRENT ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 1,272 |
| TOTAL CURRENT ASSETS | | 1,272 |
| TOTAL ASSETS | $ | 1,272 |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

**CURRENT LIABILITIES**

| | |
|---|---:|
| Accounts Payable | 19,776 |
| TOTAL CURRENT LIABILITIES | 19,776 |
| TOTAL LIABILITIES | 19,776 |

**SHAREHOLDERS' EQUITY**

| | |
|---|---:|
| Series A Stock (20,000,000 shares authorized, 10,000,000 shares issued and outstanding, no par value) | 655,749 |
| Series B Stock (20,000,000 shares authorized, 10,058,800 shares issued and outstanding, no par value) | 220,750 |
| Additional Paid in Capital | 15,758 |
| Retained Earnings (Deficit) | (910,761) |
| TOTAL SHAREHOLDERS' EQUITY | (18,504) |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 1,272 |

**GLOBECHAT, INC.**
**INCOME STATEMENT**
**FOR THE PERIOD APRIL 1, 2016 TO JANUARY 31, 2017**
_____

| | |
|---|---:|
| **Operating Expense** | |
| Computer and Internet | 15,314 |
| General and Administrative | 7,352 |
| Professional Services | 5,990 |
| Travel | 4,541 |
| Telephone | 608 |
| Advertising | 512 |
| | 34,317 |
| **Net Income from Operations** | (34,317) |
| **Net Income** | $ (34,317) |

**GLOBECHAT, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE PERIOD APRIL 1, 2016 TO JANUARY 31, 2017**
_____

**Cash Flows From Operating Activities**

| | | |
|---|---|---|
| Net Income (Loss) For The Period | $ | (34,317) |
| Change in Payables | | 19,776 |
| **Net Cash Flows From Operating Activities** | | (14,541) |

**Cash Flows From Financing Activities**

| | | |
|---|---|---|
| Change in Additional Paid in Capital | | 15,758 |
| **Net Cash Flows From Financing Activities** | | 15,758 |
| **Cash at Beginning of Period** | | 55 |
| **Net Increase (Decrease) In Cash** | | 1,217 |
| **Cash at End of Period** | $ | 1,272 |

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

GlobeChat, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and the State of California. The Company is a mobile application software developer whose flagship product is an app that enables people anywhere in the world to connect to others using their mobile devices.

The Company will conduct an equity crowdfund offering to commence during the first and second quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Income Taxes

The Company is subject tax filing requirements in the federal jurisdiction of the United States. The Company incurred net operating losses during tax years 2015 and 2016. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to Income Tax in the State of California. The Company's 2015 California Income Tax filing will be subject to inspection by that State until expiration of the statutory period of

GLOBECHAT, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

limitations at the end of report year 2020. The Company's 2016 Franchise Tax filing for the State of Connecticut will be subject to inspection until 2021.

The Company is subject to Annual Report and Franchise Tax requirements in the State of Delaware. The Company's 2015 Delaware Franchise Tax filing will be subject to inspection by that State until expiration of the statutory period of limitations at the end of report year 2019. The Company's 2016 Franchise Tax filing for the State of Delaware will be subject to inspection until 2020.

Equity

The Company has two classes of stock outstanding- Series A and Series B. Series A shares are held exclusively by the founder of the Company. Series B shares are made available to outsiders either pursuant to purchase agreements, or as compensation for services rendered to the Company. Series B shares do not include voting rights.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 3, 2017, the date that the financial statements were available to be issued.